Exhibit (a)(2)(a)

December 21, 2012

Dear Fellow Shareholders:

We are pleased to inform you that Caribou Coffee Company, Inc. (the “Company” or “Caribou Coffee”), JAB Beech Inc., a Delaware corporation (“JAB”), and Pine Merger Sub, Inc., a recently-formed Minnesota corporation and a wholly-owned subsidiary of JAB (“Purchaser”), have entered into a definitive merger agreement that provides for JAB’s acquisition of the Company.

Pursuant to the terms of the merger agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $16.00 per share in cash. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, at the end of Tuesday, January 22, 2013.

If the tender offer is successful (which would involve Purchaser obtaining ownership of a majority of the Company’s outstanding common stock on a fully diluted basis), the tender offer will be followed by the merger of Purchaser into the Company, subject to the terms and conditions set forth in the merger agreement. In the merger, the shares of the Company’s common stock that were not acquired in the tender offer (other than any (i) shares owned by Parent, Purchaser or any other affiliate of Parent that is directly or indirectly wholly-owned by the ultimate parent of Parent, (ii) shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and (iii) shares held by the Company shareholders who properly demand and perfect dissenters’ rights under Minnesota law) will be converted into the right to receive the same price per share in cash paid in the tender offer (without interest and subject to applicable withholding taxes).

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), after careful consideration, the Company’s board of directors (with the management member recusing himself) has recommended that the Company’s shareholders accept the offer, tender their shares to Purchaser pursuant to the offer and, to the extent required to consummate the merger, approve the merger and adopt the merger agreement.

In arriving at its recommendation, the Company’s board of directors considered a number of factors. These factors are discussed in the attached Schedule 14D-9.

In addition to the Schedule 14D-9 that accompanies this letter, also enclosed is the Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND OTHER MATERIALS CAREFULLY AND IN THEIR ENTIRETY.

On behalf of the board of directors of Caribou Coffee, I thank you for your support.

Gary Graves
Non-Executive Chairman of the Board of Directors